FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 1 to
ANNUAL REPORT
of
NEW SOUTH WALES TREASURY CORPORATION
(registrant)
THE CROWN IN RIGHT OF NEW SOUTH WALES
(co-registrant)
(Names of Registrants)
Date of end of last fiscal year:
June 30, 2009
SECURITIES REGISTERED
(As of the close of the fiscal year)

	Amounts as to which	Names of exchanges
Title of Issue	registration is effective	on which registered
N/A	N/A	N/A (1)

(1)	This Form 18-K/A is being filed voluntarily by the registrant and co-registrant.
Names and address of persons authorized to receive notices and communications of behalf of the Registrants from the Securities and Exchange Commission:

Michael Schur Secretary of the Treasury New South Wales Treasury Level 27, Governor Macquarie Tower 1 Farrer Place Sydney NSW 2000 Australia	Stephen Knight Chief Executive New South Wales Treasury Corporation Level 22, Governor Phillip Tower 1 Farrer Place Sydney NSW 2000 Australia

SIGNATURE
SIGNATURE
INDEX TO EXHIBITS
EX-99.(c)(iv)
EX-99.(c)(v)
EX-99.(c)(vi)
EX-99.(f)(i)
EX-99.(g)
EX-99.(h)
EX-99.(i)
EX-99.(j)
EX-99.(k)

EXPLANATORY NOTE
The undersigned registrants hereby amend the Annual Report filed on Form 18-K for the above-noted fiscal year by attaching hereto as Exhibit (c)(iv) New South Wales Treasury Corporation’s Financial Statements for the year ended June 30, 2009 including the independent auditor opinion of the Auditor-General of New South Wales, as Exhibit (c)(v) The Crown in Right of New South Wales’ Report on State Finances for the year ended June 30, 2009, as Exhibit (c)(vi) the New South Wales Auditor-General’s Report — Financial Audits, 2009, as Exhibit (f)(i) a revised Description of New South Wales and New South Wales Treasury Corporation, as Exhibit (g) the form of Distribution Agreement to be used in connection with the registrants’ medium-term note program, as Exhibit (h) the form of Fixed Rate Note to be used in connection with the registrants’ medium-term note program, as Exhibit (i) the form of Floating Rate Note to be used in connection with the registrants’ medium-term note program, as Exhibit (j) the form of Calculation Agency Agreement to be used in connection with the registrants’ medium-term note program and as Exhibit (k) New South Wales’ 2009–10 Half-Yearly Review, dated December 9, 2009.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Sydney, Australia on December 14, 2009.

NEW SOUTH WALES TREASURY CORPORATION

By: Name:	/s/ Stephen Knight Stephen Knight
Title:	Chief Executive

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Sydney, Australia on December 14, 2009.

THE CROWN IN RIGHT OF NEW SOUTH WALES

By: Name:	/s/ Michael Schur Michael Schur
Title:	Secretary of the Treasury

INDEX TO EXHIBITS

Exhibit (c)(iv)	Financial Statements of New South Wales Treasury Corporation for the fiscal year ended June 30, 2009, including the independent auditor opinion of the Auditor-General of New South Wales.

Exhibit (c)(v)	Report on State Finances of New South Wales for the fiscal year ended June 30, 2009.

Exhibit (c)(vi)	Auditor General’s Report — Financial Audits, 2009

Exhibit (f)(i)	Description of New South Wales and New South Wales Treasury Corporation.

Exhibit (g)	Form of Distribution Agreement to be used in connection with the registrants’ medium-term note program

Exhibit (h)	Form of Fixed Rate Note to be used in connection with the registrants’ medium-term note program

Exhibit (i)	Form of Floating Rate Note to be used in connection with the registrants’ medium-term note program

Exhibit (j)	Form of Calculation Agency Agreement to be used in connection with the registrants’ medium-term note program

Exhibit (k)	New South Wales’ 2009–10 Half-Yearly Review, dated December 9, 2009